                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)

                          (AMENDMENT NO. ___________)*

                                 VIROLOGIC INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92823 R201
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 2, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X ] Rule 13d-1(b)
       [   ] Rule 13d-1(c)
       [   ] Rule 13d-1(d)

CUSIP No.         92823 R201

--------------------------------------------------------------------------------

         1.   Names of Reporting Persons.
              I.R.S. Identification Nos.  of above persons (entities only).

              BB BIOTECH AG

--------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)

              (b)

--------------------------------------------------------------------------------

         3.   SEC  Use Only

--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization

                   SWITZERLAND

--------------------------------------------------------------------------------

Number of          5.   Sole Voting Power
Shares Bene-
ficially                    -0-
Owned by Each
Reporting          -------------------------------------------------------------
Person With:
                   6.   Shared Voting Power

                          3,804,710(1)

                   -------------------------------------------------------------

                   7.   Sole Dispositive Power

                            -0-

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power

                          3,804,710(1)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                          3,804,710(1)

         10.  Check if the Aggregate Amount in Row (11) Excludes Certain shares

         11.  Percent of Class Represented by amount in Row (11)

                          19.1%

--------------------------------------------------------------------------------

         12. Type of Reporting Person (See Instructions)    HC, CO

--------------------------------------------------------------------------------

                               Page 2 of 9 pages

1. Includes 199,705 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No.      92823 R201

--------------------------------------------------------------------------------

         1.   Names of Reporting Persons.
              I.R.S. Identification Nos.  of above persons (entities only).

              BIOTECH GROWTH S.A.

--------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group

              (a)

              (b)

--------------------------------------------------------------------------------

         3.   SEC  Use Only

--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization

                   PANAMA
--------------------------------------------------------------------------------

Number of          5.   Sole Voting Power
Shares Bene-
ficially                    -0-
Owned by Each
Reporting          -------------------------------------------------------------
Person With:
                   6.   Shared Voting Power

                          3,804,710(1)

                   -------------------------------------------------------------

                   7.   Sole Dispositive Power

                            -0-

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power

                          3,804,710(1)

--------------------------------------------------------------------------------

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                          3,804,710(1)

         10.  Check if the Aggregate Amount in Row (11) Excludes Certain shares

         11.  Percent of Class Represented by amount in Row (11)

                          19.1%

--------------------------------------------------------------------------------

         12.  Type of Reporting Person

                          CO

--------------------------------------------------------------------------------

                               Page 3 of 9 pages

1. Includes 199,705 shares of Common Stock issuable upon the exercise of warrants.

ITEM 1.

     (a) Name of Issuer

              VIROLOGIC INC.

     (b) Address of Issuer's Principal Executive Offices

              270 EAST GRAND AVE.

              SAN FRANCISCO, CA 94080

ITEM 2.

     (a) Name of Person Filing

              BB BIOTECH AG ("BB BIOTECH")
              BIOTECH GROWTH S.A.  ("BIOTECH GROWTH")

     (b) Address of Principal Business Office or, if none, Residence

              BB BIOTECH                         BIOTECH GROWTH
              VORDERGASSE 3                      SWISS BANK TOWER
              8300 SCHAFFHAUSEN                  REPUBLIC OF  PANAMA
              CH/SWITZERLAND

     (c) Citizenship

              SEE ITEM NO. 4 OF COVER PAGES.

     (d) Title of Class of Securities

              COMMON STOCK, PAR VALUE $0.001 PER SHARE

     (e) CUSIP Number

              92823 R201

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                               Page 4 of 9 pages

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [  ] An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f) [  ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

     (g) [  ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

              3,804,710(1)

     (b) Percent of class:
              19.1%

     (c) Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote
                            -0-

              (ii)   Shared power to vote or to direct the vote

                          3,804,710(1)

              (iii)  Sole power to dispose or to direct the disposition of

                            -0-

              (iv)   Shared power to dispose or to direct the disposition of

                          3,804,710(1)

                               Page 5 of 9 pages

1. Includes 199,705 shares of Common Stock issuable upon the exercise of warrants.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     This statement is filed jointly by BB Biotech and Biotech Growth. Biotech Growth is a wholly-owned subsidiary of BB Biotech.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 6 of 9 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       BB BIOTECH AG

Date:    June 10, 2000                         By:    /s/ ANDERS HOVE
                                                   -------------------------

                                               Name:  ANDERS HOVE
                                                    ------------------------

                                               Title: SIGNATORY AUTHORITY
                                                    ------------------------

Date:   June 10, 2000                          By:    /s/ DUBRAVKA RACNJAK
                                                   -------------------------

                                               Name:  DUBRAVKA RACNJAK
                                                    ------------------------

                                               Title: SIGNATORY AUTHORITY
                                                    ------------------------
                                                    BIOTECH GROWTH S.A.

Date:    June 10, 2000                         By:    /s/ ANDERS HOVE
                                                   -------------------------

                                               Name:  ANDERS HOVE
                                                    ------------------------

                                               Title: SIGNATORY AUTHORITY
                                                    ------------------------

Date:   June 10, 2000                          By:    /s/ DUBRAVKA RACNJAK
                                                   -------------------------

                                               Name:  DUBRAVKA RACNJAK
                                                    ------------------------

                                               Title: SIGNATORY AUTHORITY
                                                    ------------------------

                               Page 7 of 9 pages

                                 EXHIBIT INDEX


Exhibit 1: Agreement by and between BB Biotech and Biotech Growth with respect to the filing of this disclosure statement.


                               Page 8 of 9 pages

                             JOINT FILING AGREEMENT

     We, the undersigned, hereby express our agreement that the attached
Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.

                                                       BB BIOTECH AG

Date: June 12, 2000                          By:    /s/ Anders Hove
                                                    ---------------------------


                                             Name:      Anders Hove
                                                    ---------------------------

                                                    Signatory Authority


Date: June 12, 2000                          By:    /s/ D. Racnjak
                                                    ---------------------------

                                             Name:      D. Racnjak
                                                    ---------------------------

                                                    Signature Authority

                                                    BIOTECH GROWTH, S.A.

Date: June 12, 2000                          By:    /s/ Anders Hove
                                                    ---------------------------

                                             Name:      Anders Hove
                                                    ---------------------------

                                                    Signatory Authority


Date: June 12, 2000                          By:    /s/ D. Racnjak
                                                    ---------------------------
                                             Name:    D. Racnjak
                                                    ---------------------------

                                                    Signatory Authority

                               Page 9 of 9 pages